

January 10, 2012

Via E-mail
Jeremy Allaire
Chief Executive Officer
Brightcove Inc.
One Cambridge Center
Cambridge, MA 02142

> **Re:** **Brightcove Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed December 22, 2011**
> **File No. 333-176444**

Dear Mr. Allaire:

We have reviewed your amended registration statement and response letter, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please note that references to prior comments refer to those provided in our letter dated November 22, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Consolidated Statements of Operations

Revenue, page 36

1. In response to prior comment 2, we note that you now intend to disclose total backlog as of December 31, 2011 "that is expected to convert to revenue over the next twelve months." As you are aware, Item 101(c)(1)(viii) calls for disclosure of the "dollar amount of backlog orders believed to be firm, as of a recent date and as of comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year….," if material to an understanding of the company's business. In this regard, please address the following:

    *   It is unclear whether the metric you are disclosing (i.e., backlog expected to convert to revenue over the next twelve months) comprises only firm orders. In this regard, we note your disclosure that revenue "expected to be recognized in a future period is comprised of a portion of the beginning backlog and <u>expected</u>, <u>new</u> customer contracts and renewals" (underline added). As such, it appears that this metric includes not only firm orders, but also expected (but not yet firm) new contracts and renewals. Please explain how you believe your disclosure is responsive to the disclosure requirement in this regard.

- Further, tell us why you have not disclosed backlog orders as of a comparable date in fiscal year 2010. We again note that confidential treatment is generally not appropriate for disclosure required by Regulation S-K, regardless of the competitive harm posed.

- Please provide further support for your belief that disclosing only the amount of backlog that you expect to recognize as revenue in fiscal 2012 satisfies the disclosure requirement set forth in Item 101(c)(1)(viii), given that the Item specifically contemplates disclosure of the amount of backlog not expected to be filled in the current fiscal year.

- In addition, so that we may better understand the company's position, please tell us supplementally the amount of your total backlog as of December 31, 2011, that is not expected to convert to revenue in fiscal 2012. In this regard, we note that more than 90% of your revenues for fiscal year 2010 as well as for the subsequent nine-month period were derived from subscriptions, and your disclosure on page 36 indicates that your subscriptions are typically either one-year contracts or month-to month. As such, the significance of your long-term backlog is unclear to us.

Management

Compensation Committee Interlocks and Insider Participation, page 91

2.   It appears you should also expand the disclosure under this caption to provide the disclosure called for by Item 404 of Regulation S-K with respect to the company's related-party transactions with the Accel Partner affiliates of Mr. Orfao. See Item 407(e)(4) of Regulation S-K. Please note that cross-referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not, however, object to a cross-reference in the related party disclosure to the present section.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff Attorney, at (202) 551-3483 or me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
       Joseph C. Theis, Jr., Goodwin Proctor, LLP